Exhibit 99.6

Purple Innovation, Inc.

INDUCEMENT GRANT

Restricted Share Unit Agreement

Purple Innovation, Inc., a Delaware corporation (the “Company”), hereby grants to Participant identified below, as of the below Date of Grant, the right to receive shares of Class A Common Stock, par value $0.0001 per share, in an amount equal to the Number of Shares specified below on the terms and conditions contained in this Restricted Share Unit Agreement (the “Agreement”). This grant of Restricted Share Units is made outside of the Purple Innovation, Inc. 2017 Equity Incentive Plan (the “Plan”) as an inducement grant in accordance with the Nasdaq inducement grant exception found in Nasdaq Listing Rule 5635(c)(4). Any capitalized term used but not defined in this Agreement shall have the meaning given to the term in the Plan and the Company’s 2019 Long-Term Equity Incentive Plan (the “LTIP”) as they currently exist or may hereafter be amended.

1.	Name of Participant: Todd Vogensen

2.	Number of Shares: 129,630 shares (the “Restricted Shares”) of Class A Common Stock of Purple Innovation, Inc.

3.	Date of Grant: March 14, 2024

4.	Vesting Period: Except as provided in Sections 5 and 6 of this Agreement, the Restricted Shares to be issued under this Agreement shall be subject to three-year ratable vesting with one-third (1/3) of the grant vesting on March 14, 2025, one-half (1/2) of the remainder on March 14, 2026, and the balance on March 14, 2027, with fractional numbers rounded down to the nearest whole number (the “Vesting Period”). Vesting during the Vesting Period is subject to the Participant continuing to be employed by the Company. Subject to this Agreement and the terms described in Section 9 of the Plan, the shares to be distributed under this Agreement shall be issued and distributed as soon as administratively practicable after the restriction is lifted upon vesting (the “Distributed Shares”) during the Vesting Period.

5.	Termination of Employment: Except as described in this Section and Section 6 of this Agreement, in the event Participant’s employment is terminated prior to the end of the Vesting Period, Participant’s rights to vesting that has not occurred shall be immediately and irrevocably forfeited; provided, however, if Participant’s termination occurs on or after October 16, 2024 by reason of involuntary termination by the Company without Cause on or within twelve months after a Change in Control then, subject to Section 6, one hundred percent (100%) of Participant’s Restricted Shares shall vest and become payable upon such termination of employment.

6.	Change in Control: In the event of a Change in Control, the Company may make any adjustments to the Restricted Shares, the Vesting Period or any other terms and conditions of this Agreement in accordance with the terms of Section 12 of the Plan.

7.	Income Taxes: Participant is solely liable and responsible for any federal and state income or other taxes applicable upon the distribution to Participant of any Distributed Shares or other payments under this Agreement, the Company has no duty or obligation to minimize the tax consequences of this grant, vesting or distributions under this Agreement to the Participant and will not be liable to Participant for any adverse tax consequences to Participant in connection with this Agreement, and Participant acknowledges that he or she should consult Participant’s own tax advisor regarding the applicable tax consequences. Upon the distribution of Distributed Shares, Participant shall promptly pay to the Company in cash, or in previously acquired shares of the Company common stock having a fair market value equal to the amount of all applicable taxes required by the Company to be withheld or collected upon the distribution of the Distributed Shares. In the alternative, prior to vesting, Participant may direct the Company to withhold from the Distributed Shares otherwise to be distributed the number of shares having a fair market value equal to the amount of all applicable taxes required by the Company to be withheld upon the distribution of the Distributed Shares. Participant acknowledges that no shares will be distributed to Participant, notwithstanding any vesting, unless and until Participant has satisfied any obligation for withholding taxes as provided in this Agreement.

8.	Policies & Guidelines: This Agreement, the Restricted Shares, the Distributed Shares, and any equivalent replacement securities shall be subject to the Company’s clawback policy and equity ownership guidelines approved by the Board of Directors as they may be amended from time to time.

9.	Restrictions. Participant’s rights in any Restricted Shares, Distributed Shares, or any equivalent securities covered by this Agreement shall be subject to the following restrictions before and after the above Vesting Period: (a) Until any Distributed Shares are distributed to Participant under Section 4, neither Participant nor anyone claiming through Participant shall have any rights as a shareholder under this Agreement, including the right to vote or to receive dividends, stock dividends or other non-cash distributions; and (b) Participant may not transfer, sell, assign, or pledge the right to receive the Restricted Shares or Distributed Shares, other than by will or the laws of descent and distribution, or as otherwise permitted by the Committee in the same manner as set forth in Section 15(b) of the Plan, and any such attempted transfer shall be void.

The Participant hereby acknowledges receipt of a copy of the Plan and LTIP as presently in effect. The text and all of the terms and provisions of the Plan are incorporated herein by reference, and this grant is subject to these terms and provisions in all respects. For the avoidance of doubt, although subject generally to the same terms and conditions of the Plan by reference to the Plan, this grant is being made as an inducement grant under Nasdaq Listing Rule 5635(c)(4) and is not being made under the Plan. This grant also is subject to Participant’s compliance with all other agreements between Participant and the Company, including but not limited to those agreements entered into at the beginning of Participant’s employment.

PURPLE INNOVATION, INC.

By:	/s/ Rob DeMartini	March 14, 2024
	Rob DeMartini	Dated
Chief Executive Officer

Agreed to and Accepted by:

By:	/s/ Todd Vogensen	March 14, 2024
	Todd Vogensen	Dated